Exhibit 21.1

CHEMBIO DIAGNOSTICS, INC.
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Chembio Diagnostic Systems Inc.	Delaware
Chembio Diagnostics Brazil Holdings LLC	Delaware
Chembio Diagnostics Brazil Ltda.	Brazil
Chembio Diagnostics Malaysia Sdn. Bhd.	Malaysia
Chembio Diagnostics Germany Holdings GmbH	Germany
Chembio Diagnostics GmbH	Germany